Exhibit (n)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 4 to Registration Statement No. 333-263060 on Form N-2 of our report dated November 29, 2023, relating to the financial statements and financial highlights of Opportunistic Credit Interval Fund appearing in the Annual Report on Form N-CSR of Opportunistic Credit Interval Fund for the year ended September 30, 2023, and to the references to us under the headings "Financial Highlights" and "Independent Registered Public Accounting Firm" in the Prospectus and "Independent Registered Public Accounting Firm" in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

New York, New York

January 26, 2024